press release

ArcelorMittal announces the publication of the 2018 statutory financial statements of ArcelorMittal parent company

Luxembourg, 27 March, 2019 - ArcelorMittal has published the statutory financial statements of ArcelorMittal parent company for the year ended 31 December, 2018. These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".